BERKSHIRE HATHAWAY INC.
1440 KIEWIT PLAZA
OMAHA, NEBRASKA 68131
TELEPHONE (402) 346-1400
FAX (402) 346-3375
April 20, 2006
Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Berkshire Hathaway Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 13, 2006
File No. 1-14905
Dear Mr. Riedler:
The purpose of this letter is to advise you that it will not be possible to respond to the comments contained in your letter dated April 19, 2006 within 10 business days. We have a very limited corporate accounting group at Berkshire Hathaway Inc. and are currently expending significant time in preparing financial statements and related disclosures for inclusion in our first quarter Form 10-Q. Additionally, a great deal of time and effort will be spent during this period in preparing for our 2006 annual shareholders meeting to be held on May 6, 2006. In light of these matters, it is our current intent to provide our response to you no later than May 17, 2006 (20 business days from the date of your letter). However, we will make every effort to provide our responses to you sooner.
I trust that this proposed timing will be acceptable. If you have any questions or find our proposed timing to be unacceptable, please contact me as soon as possible.
Very truly yours,
BERKSHIRE HATHAWAY INC.
/s/ Marc D. Hamburg
By Marc D. Hamburg
Vice President – Chief Financial Officer
MDH/es